SUBSEQUENT EVENTS NOTE

On Tuesday, December 15, 2009, a majority of shareholders of record of the Incline Capital Long/Short Fund (the Fund) approved the following proposal by action of written consent pursuant to Section 4 of Article V of the Trusts Declaration of Trust:

Proposal 1: Approve a new Management Agreement between the
Trust and Incline Capital, LLC, the Funds investment adviser.

Shares Voted			Shares Voted Against
In Favor			or Abstentions
534,468				489,031